Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Net income	$495,669	$410,450	$916,882	$886,319

Preferred Stock dividend requirements	-	-	(39,457)	(35,621)

Net income attributable to common stockholders	$495,669	$410,450	$877,425	$850,698

Basic weighted average number of common shares outstanding	17,709,088	17,562,239	17,665,812	17,558,085

Preferred Stock Common Share Equivalents	1,871,160	1,871,160	1,236,160	1,236,160

Dilutive Stock Options outstanding for the Period	132,345	97,973	174,865	111,733

Dilutive Warrants outstanding for the Period	377,774	293,420	413,019	314,137

Diluted Weighted average number of common and equivalent shares outstanding	20,090,366	19,824,793	19,489,855	19,220,115

Basic Net income per common share	$0.03	$0.02	$0.05	$0.05

Diluted Net income per common share	$0.02	$0.02	$0.05	$0.04